EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended
	March 31
	2008	2007
Net earnings applicable to common shareholders — basic & diluted	$324,712	$511,667

Weighted average common shares outstanding — basic	20,080,747	19,306,797

Common share equivalents relating to: stock options, warrants and preferred stock
Stock options	292,655	672,625
Warrants	39,062	239,725
Restricted stock	—	32,963

Weighted average common shares outstanding	20,412,464	20,252,110

Net Earnings Per Share:
Basic	$0.02	$0.03
Diluted	$0.02	$0.03

Anti-dilutive options, warrants and preferred stock not included in the diluted earnings per share computations	1,308,000	520,000